UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month November 2019

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Relevant Event, dated November 13, 2019	3

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Grifols, S.A. Avinguda de Ia Generalitat 152-158 08174 Sant Cugat del Valles Barcelona - ESPANA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com GRIFOLS Pursuant to the provisions of article 228 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. ("Grifols") hereby informs about the following RELEVANT EVENT Following the Relevant Event, dated 7 March 2019, where it was reported that Grifols and Shanghai RAAS Blood Products Co. Ltd. ("SR") had signed an "Agreement for Asset Purchase by Share Issuance", as well as an "Exclusive Strategic Alliance Agreement", though the transaction was subject to the approval of the regulatory authorities of both the People's Republic of China and the United States of America, Grifols reports: •That on 30 September 2019, Grifols obtained the authorization from the Committee on Foreign Investment in the United States (CFIUS) to complete the transaction; and •That on 13 November 2019, Shanghai RAAS Blood Products Co. Ltd., has obtained the authorization from the Chinese Securities Regulatory Commission (CRSC) to complete the transaction. Since the transaction has been approved by the relevant governmental authorities, which have jmisdiction over it, the closing is expected to take place dming this calendar year 2019. By means of this transaction, Grifols will acquire 26.2% voting and economic rights in SR. Grifols will contribute 45% economic rights in its US subsidiary Grifols Diagnostic Solutions Inc. ("GDS") that is wholly owned by Grifols and 40% voting rights in GDS and, therefore, Grifols will continue to hold 55% economic rights and 60% voting rights inGDS. In Barcelona, on 13 November 2019 Nmia Martin Barnes Secretruy to the Board ofDirectors -:::.-•·•• IS0 14001!004 [!] OHSASI OO IXI07 J #'!! .../ [!] ........'W.IW 10 110l0)11U A. T0V Ahetnl

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: November 13, 2019

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